# DAQO NEW ENERGY CORP.

## TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY SHARES (“ADSs”) REPRESENTING ORDINARY SHARES OF DAQO NEW ENERGY CORP.

Please refer to the reverse side of this card for the Resolutions to be voted at the Meeting.

FOLD AND DETACH HERE

**Resolutions**

| | FOR | AGAINST | ABSTAIN |
|---|---|---|---|
| Resolution 1 | ☐ | ☐ | ☐ |
| Resolution 2 | ☐ | ☐ | ☐ |

Address Change ☐ Mark box, sign and indicate changes/comments below:

Mark box at right if you wish to give a discretionary proxy to a member or members designated by the Company. ☐
PLEASE NOTE: Marking this box voids any other instructions marked above.

**Sign Below** Date:____________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

## RESOLUTIONS

1. As a special resolution, THAT the Company adopt a dual Chinese name "Da Quan Xin Neng Yuan Gong Si (in Chinese characters)", so that the name of the Company will be "Daqo New Energy Corp. Da Quan Xin Neng Yuan Gong Si (in Chinese characters)".

2. As a special resolution, THAT the existing Memorandum and Articles of Association of the Company be and are hereby amended in the following manner:
   (i) by adding "Da Quan Xin Neng Yuan Gong Si (in Chinese characters)" to the end of Clause 1 of the Memorandum of Association of the Company,
   (ii) by amending the definition of "Company" in Article 1 of the Articles of Association of the Company to include "Da Quan Xin Neng Yuan Gong Si (in Chinese characters)", and
   (iii) by replacing the references to "the Companies Law (2009 Revision)" with "the Companies Law (2016 Revision)" in Clause 3 and Clause 5 of the Memorandum of Association of Company and in the definition of "Companies Law" in Article 1 of the Articles of Association of the Company,

   through the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company, a copy of which is attached as Exhibit A to the notice of the Annual General Meeting, which reflect such amendments and will replace the existing Memorandum and Articles of Association of the Company in their entirety.

**Daqo New Energy Corp.**
**JPMorgan Chase Bank, N.A., Depositary**
**P.O. Box 64507, St. Paul, MN 55164-0507**

# Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received advice that the Annual General Meeting (the "Meeting") of shareholders of Daqo New Energy Corp. (the "Company") will be held at Daqo New Energy Corp. Shanghai Office, Room C, 29th Floor, Huadu Building, No. 838, Zhangyang Road, Pudong District, Shanghai 200122, People's Republic of China, on Friday, December 16, 2016, at 2:00 p.m. (Beijing time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADSs FOR or AGAINST or to ABSTAIN from voting the Resolutions proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Resolutions, as the case may be. You may include instructions to give a discretionary proxy to a member or members designated by the Company. This Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m., December 12, 2016. Only the registered holders of record at the close of business on November 14, 2016, are entitled to execute the attached Voting Instruction Card.

The signatory, a holder of record as of the close of business on November 14, 2016 of ADSs representing Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company, represented by ADSs, registered in the name of the signatory, at the Meeting of the Company.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If the signatory marks the box to indicate that the signatory wishes to give a discretionary proxy to a member or members designated by the Company, the underlying shares represented by the signatory's ADSs will be voted by such person in his or her discretion. If this Voting Instruction Card is signed and dated but no direction is given, the underlying Ordinary Shares represented by such ADSs will not be voted by the Depositary at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m., December 12, 2016.

For more information on the meeting, please visit the Company's website at www.dqsolar.com

JPMorgan Chase Bank, N.A., Depositary

**PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**

*Please see reverse side for Voting Instructions.*